Our File Number: 41163.00001 Writer’s Direct Dial Number: (954) 713-6433 Writer’s Direct Fax Number: (954) 888-2033 Writer’s E-Mail Address: dscileppi@gunster.com

June 19, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Michael Clampitt, Attorney-Advisor

Re:	HCBF Holding Company, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed June 7, 2017
File No. 333-217395

Dear Mr. Clampitt:

On behalf of HCBF Holding Company, Inc. (the “Company”) and in response to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in the Staff’s letter dated June 19, 2017 (the “Comment Letter”) to the Company, we are submitting the following information.

The response to the Staff’s comment is set forth below. For your convenience, the Company’s response is preceded with an italicized recitation of the Staff’s comment from the Comment Letter.

Jefferson Bankshares, Inc.

Consolidated Financial Statements (at and for the three months ended March 31, 2017)

1.       Please amend your filing to include financial statement footnotes to the interim financial statements of Jefferson Bankshares, Inc. for the period ended March 31, 2017.

RESPONSE: As previously discussed with the Staff, Jefferson Bankshares, Inc. (“Jefferson”), in consultation with its independent external auditors and outside legal counsel, has concluded that footnotes to its interim financial statements for the three-month period ended March 31, 2017 are not required. Specifically, with respect to footnote disclosures to interim financial information, Rule 10-01(a)(5) of Regulation S-X (17 CFR Part 210) requires that:

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BOCA RATON • FORT LAUDERDALE • JACKSONVILLE • KEY LARGO • MIAMI • orlando • PALM BEACH • STUART • TALLAHASSEE • tampa • VERO BEACH • WEST PALM BEACh • Winter Park

U.S. Securities and Exchange Commission June 19, 2017 Page 2

interim financial information shall include disclosures either on the face of the financial statements or in accompanying footnotes sufficient so as to make the interim information presented not misleading. Registrants may presume that users of the interim financial information have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation, except in regard to material contingencies, may be determined in that context. Accordingly, footnote disclosure which would substantially duplicate the disclosure contained in the most recent annual report to security holders or latest audited financial statements, such as a statement of significant accounting policies and practices, details of accounts which have not changed significantly in amount or composition since the end of the most recently completed fiscal year, and detailed disclosures prescribed by Rule 4-08 of this Regulation, may be omitted.

We further note that Rule 8-03(b) of Regulation S-X would impose a similar standard for a smaller reporting company.

We have been advised by Jefferson’s management that Jefferson’s financial condition and performance have not materially changed from December 31, 2016 to March 31, 2017. During that period, Jefferson’s total assets increased $4.4 million, or 1.5%, its net total loans increased $7.6 million, or 3.6%, its total deposits increased $2.1 million, or 0.8%, and its stockholders’ equity increased approximately $715,000, or 2.9%. Additionally, Jefferson’s net income for the first quarter of 2017 was approximately $44,000 less than its net income for the fourth quarter of 2016, a modest decrease of 8.1%, primarily as a result of there being two fewer days in the first quarter of 2017 as compared to the fourth quarter of 2016. Furthermore, the amount and composition of Jefferson’s loan and securities portfolios and deposit accounts at March 31, 2017 have also not significantly changed since December 31, 2016.

Moreover, we have been advised by Jefferson’s management that during the first quarter of 2017, Jefferson did not change any significant accounting policies or practices nor did Jefferson undertake any transactions that would require disclosure pursuant to Rule 4-08 of Regulation S-X or which would affect Jefferson’s material contingencies.

Based on the foregoing, Jefferson’s management has concluded that additional footnote disclosure is not required based on the requirements of Regulation S-X since there were no material changes in Jefferson’s financial condition or performance during the first quarter of 2017 and because any footnotes would substantially duplicate the disclosure contained in Jefferson’s most recent audited financial statements filed as a part of the registration statement.

U.S. Securities and Exchange Commission June 19, 2017 Page 3

We are available to discuss any of the Company’s responses with you at your convenience. Should you have any questions or want to discuss these matters further, please contact me at (954) 713-6433.

Very truly yours,

/s/ David C. Scileppi
David C. Scileppi

cc:	Jessica Livingston, U.S. Securities and Exchange Commission
John Spitz, U.S. Securities and Exchange Commission
Amit Pande, U.S. Securities and Exchange Commission
Randall A. Ezell, Chief Financial Officer, HCBF Holding Company, Inc., Inc.
Richard Pearlman, Igler & Pearlman, P.A.
Gustav L. Schmidt, Gunster, Yoakley & Stewart, P.A.